Exhibit 12.1

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31, 2014	Year ended December 31
		2013	2012	2011	2010	2009
Computation of Earnings:
Income before taxes	$1,204	$5,265	$5,009	$4,150	$5,317	$5,204
Net interest expense	259	1,022	1,053	610	604	578
Interest portion of operating lease expense	13	47	45	49	50	47
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	(13)	6	24	(47)	(71)	(72)
Dividend from Kirin-Amgen	—	—	—	—	—	110

Earnings	$1,463	$6,340	$6,131	$4,762	$5,900	$5,867

Computation of Fixed Charges:
Net interest expense	$259	$1,022	$1,053	$610	$604	$578
Capitalized interest	4	18	26	22	33	32
Interest portion of operating lease expense	13	47	45	49	50	47

Fixed Charges	$276	$1,087	$1,124	$681	$687	$657

Ratio of Earnings to Fixed Charges	5.3x	5.8x	5.5x	7.0x	8.6x	8.9x

These computations include Amgen and its consolidated subsidiaries. For these ratios, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest), excluding our share of income/losses in equity method affiliates and including distributions from our affiliate, Kirin Amgen, Inc. Fixed charges consist of (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to indebtedness, (ii) capitalized interest, (iii) a reasonable approximation of the interest factor deemed to be included in rental expense and (iv) preference security dividend requirements of consolidated subsidiaries, which were not material. Fixed charges exclude any interest related to unrecognized tax benefits, which is included in the provision for income taxes in our Consolidated Statements of Income.